T 212.503.9812

F 212.307.5598

wnhaddad@venable.com

December 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attention:	Alyssa Wall Jennifer López Molina

Re:	Ideanomics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 7, 2022
File No. 333-267547

Ladies and Gentlemen:

On behalf of our client, Ideanomics, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated December 1, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed November 7, 2022

Cover Page

1.	We note your revised disclosure in response to comment 2. Please revise where you discuss Holding Foreign Companies Accountable Act to also discuss the Accelerating Holding Foreign Companies Accountable Act.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page of the Amended Registration Statement.

U.S. Securities and Exchange Commission

December 5, 2022

Control by the Chinese Government, Permission or Approval by the Chinese Government., page 18

2.	We note your amended disclosure in response to comment 9. Please clearly indicate in your disclosure whether you relied on an opinion of counsel when determining what permissions and approvals are required in connection with the operation of the PRC subsidiaries. Additionally, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. Please also discuss the risks related to obtaining/not obtaining required permissions and approvals from Chinese authorities in your Risk Factors section.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 19, 28, 29, and 30 of the Amended Registration Statement.

Risk Factors Summary

Risk related to our operations in China., page 19

3.	We note your response to comment 8 and your revised disclosure that you are not a China-based issuer. Such statement does not appear to be consistent with your disclosure that “a significant portion of our current operations is located in mainland China and a significant portion of our revenue is derived from mainland China.” Please revise.

As a related matter, please also revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and on pages 19 and 27 of the Amended Registration Statement.

Risks Related to Doing Business in China

In light of recent events indicating greater oversight by the CAC..., page 26

4.	We note your amended disclosure in response to comment 13. Please clearly indicate in your disclosure whether you relied on an opinion of counsel when determining whether PRC laws and other obligations applied to your business and this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 28 and 29 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

December 5, 2022

General

5.	Please expand your disclosure throughout the registration statement to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and on page 8 of the Amended Registration Statement.

6.	We note your revised disclosure in response to comments 3 and 10. Please clarify which entity made the cash transfers discussed.

As a related matter, we note your disclosure that the company does not have records of cash transfers in and out of the VIEs for the fiscal year 2019 in possession and your response to comment 11 in your letter dated November 7, 2022 that source records from that period were maintained by a third party provider in China with whom you no longer continue a service relationship. Please discuss in your risk factors whether and how such loss of records impacts your business and disclosure, controls and procedures.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and on pages 12 and 23 of the Amended Registration Statement. Additionally, the Company respectfully submits that following the Company’s response in its letter dated November 7, 2022, the Company used its best efforts to obtain the information previously requested by the Staff in comment 11 in order to enhance its disclosures in the Amended Registration Statement. Accordingly, the Company additionally revised its disclosures on pages 12 and 13 of the Amended Registration Statement.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. The Company respectfully requests to expedite the review process of the Amended Registration Statement to secure additional capital in a timely manner so as not to dissuade interested investors in challenging market conditions. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-503-9812.

Very truly yours,

/s/ William N. Haddad

William N. Haddad

cc:	Alfred P. Poor, Ideanomics, Inc.
Stephen Johnston, Ideanomics, Inc.
Paula Whitten-Doolin, Ideanomics, Inc.